GOLDEN DEVELOPING SOLUTIONS, INC.

4100 E Mississippi Ave., Suite 315

Denver, CO 80246

July 2, 2019

Ta Tanisha Meadows

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Golden Developing Solutions, Inc.
Form 10-12G
Filed May 1, 2019
File No. 000-56051

Dear Ms. Meadows:

By letter dated May 29, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Golden Developing Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-12G filed on May 1, 2019 (the “Initial Filing”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Amendment No. 1 to the Form 10-12G (the “Amendment”), which the Company intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Initial Filing.

Form 10-12G

Introduction, page 2

  In an appropriate place in your Business discussion, please address government approval of cannabis-related products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: We disclose in the Amendment such disclosures we believe are required under Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K under the section “Government Regulations” within “Business”.

  Please disclose the number of your total employees and number of full-time employees. Please see Item 101(h)(xii) of Regulation S-K.
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Response: We disclose in the Amendment that we currently employ 7 total employees through Layer Six Media, Inc. all of whom are considered full-time and 47 total employees through CBD Infusionz, LLC, 44 of whom are considered full-time.

  You have disclosed in a risk factor on page 8 that one of the risks to your business is the risk that you could lose “certain current strategic relationships.” In an appropriate place in your Business discussion, please discuss your current strategic relationships.

Response: We have removed such risk factor as it is no longer applicable to the Company.

  We note that you are voluntarily registering your comment stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you revised your document. For further guidance, please refer to Exchange Act Sections Question 116.04 of the Division’s Compliance and Disclosure Interpretations on our website.

Response: We note the Staff’s comment and, at this time, do not plan on withdrawing our registration statement. At this time, we plan to file the reports required by Section 13 of the Securities Exchange Act of 1934, as they become due, starting on July 1, 2019.

Our Products, page 3

5. Please disclose the name of your principal suppliers. Please see Item 101(h)(4)(v) of Regulation S-K.

Response: We disclose in the Amendment that our principal suppliers are (i) Americas Finest CBD, (ii) Treehouse Bio, (iii) Hammer Enterprises and (iv) CBD Distillery.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

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6. Since you have no gross profit please revise to utilize the descriptive term “gross loss.” In addition, please quantify each of the cited items of general and administrative items that increased for the year ended December 31, 2018. Lastly, please quantify ongoing operating expenses from liabilities.

Response: The Company has updated its disclosures to refer to gross loss, and to quantify the cited items within its discussion of general and administrative expenses. Please see below our disclosure which has been included in the Amendment under the “Financial Statements” and “Management’s Discussion and Analysis” sections.

Results of Operations

Below is a summary of the results of operations for the years ended December 31, 2018 and 2017.

	For the Year ended December 31,
	2018	2017	$ Change	% Change
Revenue	$265,573	$—	$—	100.00%
Cost of revenue	(277,769)	—	—	100.00%
Gross loss	(12,196)	—	—	100.00%

Operating expenses
Professional fees	115,446	12,253	103,193	842.2%
General & administrative	1,432,837	16,961	1,415,876	8,347.8%
Total operating expenses	1,548,283	29,214	1,519,069	5,199.8%

Other income (expense)
Interest expense	(37,900)	(3,664)	34,236	934.4%
Net income (loss)	$(1,598,379)	(32,878)	1,565,501	4,761.5%

Gross Loss

Gross loss increased by ($12,196) for the year ended December 31, 2018, compared to the same period in 2017, due to the acquisition of Layer Six in September 2018.   The gross loss is primarily due to the amortization expense associated with the fair value estimate of the acquired software platform.

Operating expenses

Operating expenses increased by $1,519,069 for the year ended December 31, 2018, compared to the same period in 2017, listed below are the major changes to operating expenses:

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Professional fees increased by $103,193 for the year ended December 31, 2018, compared to the same period in 2017, primarily due to additional legal fees from the Company’s fundraising activities in 2018 and increased costs associated with being a public company.

General and administrative expenses increased by $1,415,876 for the year ended December 31, 2018, compared to the same period in 2017, primarily due to an increase in stock-based compensation of $580,000, an increase in investor relations expense related to fundraising efforts of $228,650, amortization expense of $126,729 from the intangible assets recognized as a result of the acquisition in September 2018, and $140,994 in payroll costs from the Company’s new employees.

Item 5. Directors, Executive Officers., page 21

7. Please revise your disclosure to describe the business experience of each director and executive for the past five years, including clarifying your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response: We disclose in the Amendment the business experience of each director and executive for the past five years, including clarifying our disclosure by adding dates or the duration of employment in accordance with Item 401(e).

Item 7. Certain Relationships and Related Transactions, and Directors Independence, page 23

8. Please provide the disclosure required by Item 404(a) of Regulation S-K in connection with Messrs. Lindauer and Bartholomew and the WW Asset Purchase Agreements.

Response: We disclose in the Amendment the disclosure required by Item 404(a) in connection with Messrs. Lindauer and Bartholomew and the WW Asset Purchase Agreements.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 23

9. Please describe in further detail how the Securities and Compliance Note was assigned to another entity and who paid and who received the $5,000 in exchange for the reassignment. In addition, please tell us where this amount is disclosed in the statement of cash flows.

Response: Filakos Capital Investments, an entity beneficially owned and controlled by Stavros Triant, purchased the Securities Compliance Note from Securities Compliance Group, LTD in a private transaction for $5,000. The terms of the Note were unchanged in the private transaction. There was no impact of the transaction to the Company’s financial statements, and therefore no disclosure was considered necessary on the Company’s statement of cash flows.

Item 13. Financial Statements and Supplementary Data

Financial Statements, page F-1

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10. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X and note the financial statement requirements of Rule 3-02(a) of Regulation S-X as it relates to a predecessor.

Response: The Company has updated its financial statements for the three months ended March 31, 2019 in accordance with Rule 3-12 of Regulation S-X as requested. Regarding Rule 3-02 (a) and predecessor presentation, please see our response to your comment #15 below.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-8

11. In the Introduction section on page 2, you disclose that through your online retail business, you will offer products, including, but not limited to traditional vitamins, supplements, CBD based tinctures, vapes, and soft-gels; however your revenue recognition policy focuses on revenue subscription services for an online and mobile cannabis hub. Please revise your disclosure to clarify how you currently derive revenue and examples of the various services provided. After review of your response and revised disclosure, we may have further comment.

Response: During the year ended December 31, 2018, the Company began generating revenue through the online and mobile cannabis services hub acquired as part of the Layer Six acquisition. The Company has also developed an online retail business for CBD, hemp oil and health/wellness related products through the Pura Vida joint venture. However, sales have not begun through this platform as of December 31, 2018. As part of the acquisition of Infusionz LLC in 2019, the Company began earning revenue through the acquired businesses’ online sales platform. The Company has revised its 2018 disclosures to clarify the primary revenue sources. The Company has also revised the Introduction section of the registration statement to clarify the timing of the commencement of sales from the online business. The Company’s 2019 financial statement disclosures include revenue policy discussion regarding the acquired businesses. Please see below the revised Revenue Recognition disclosure that has been included in the Amendment.

Footnote 1 policy disclosure

Revenue Recognition. The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, which was adopted on January 1, 2018. The Company primarily earns revenue from subscription services for its online and mobile cannabis services hub, which allows users to locate nearby cannabis businesses. Revenue is recognized when control of the services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. The Company has also developed an online retail business for CBD, hemp

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oil and health/wellness related products through the Pura Vida joint venture. The Company has not yet begun to sell inventory products through this online retail business as of December 31, 2018.

Note 3. Acquisition of Layer Six Media, Inc. page F-12

12. We note you defaulted on two of the notes payable that were issued in connection with the acquisition. Please revise to disclose the status of the notes and any additional expenses incurred as a result of the default. Please disclose any remedies the holders of the defaulted notes may have against you.

Response: The Company has revised its disclosure to indicate the default interest rate applicable to those notes. There is no collateral associated with these notes, and both notes are classified as current liabilities based on their on demand payment status as a result of the default. Please see the below disclosure which has been added to the Amendment.

NOTE 3 – ACQUISITION OF LAYER SIX MEDIA, INC.

On September 18, 2018 the Company completed the purchase of all of the assets of   Layer Six Media, Inc. (DBA Where’s Weed), an online and mobile cannabis services hub that focuses on fast, secure and efficient discovery and purchasing of cannabis in both recreational and medical markets in the United States and Canada.   The transaction was accounted for as a business combination under ASC 805.

The aggregate consideration of $9,113,636 at closing for the acquisition consisted of:

-	$170,000 cash
-	$80,000 unsecured note payable accruing interest at 2% per year, due within ninety dates of the acquisition date. The Company made payments of $10,000 during the year ended December 31, 2018 with $70,000 is still due. The Company is in default of this agreement as of December 31, 2018. Interest begins accruing at 18% at the time of default.
-	$750,000 unsecured note payable accruing interest at 3% per year, due in three equal monthly payments beginning October 1, 2018. The Company made payments of $50,511 during the year ended December 31, 2018, and is in default of the agreement as of December 31, 2018. Interest begins accruing at 15% at the time of default.
-	$3,000,000 unsecured note payable accruing interest at 3% per year, due in twelve equal monthly payments beginning January 1, 2019

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13. Please disclose how you accounted for the $500,000 payment to the Director for his representation of the sellers in the transaction with reference to applicable accounting guidance.

Response: The $500,000 fee is related to an agreement between the sellers of Layer Six and the director for brokering the sale of their business. The entire fee of $500,000 is included as part of the purchase price and not recorded as an expense. The Company did not incur any portion of this broker fee and did not receive any benefit from the services provided by this individual to earn the fee. We further note that this Director became a director of Golden Developing Solutions, Inc. on September 21, 2018 after the Layer Six transaction, and management decided to disclose the fee due to this relationship that occurred after the transaction and due to the size of the fee involved. As disclosed in Note 3 on page F-13, the $100,000 that the Company is paying related to this fee was recorded as part of the consideration paid for the acquisition. The Company agreed to structure $100,000 of the total purchase consideration paid to be directly to the new Director instead of to the sellers, with $20,000 of initial cash paid at closing and the $80,000 note payable. The remaining $400,000 is paid or to be paid by the sellers of Layer Six Media, Inc.

14. We note your calculation of aggregate consideration of Later Six Media was based, in part, upon the face value of notes payable accruing interest at what appears to be a below market interest rate. Please advise how you determined that the face amount of the notes payable of $3.83 million represented the fair value of the notes given the stated interest rate relative to your ability to pay as such notes matured. You also disclose that you valued the common stock portion of the consideration at the closing market price on the date of acquisition. Please explain in detail whether how you applied any “big block” or liquidity discounts. If you did not apply any discounts, please explain your rationale given the depth of the trading market for your stock. We may have further substantive comment.

Response: To value the notes payable, we relied on the fair value definition contained in ASC 820, Fair Value Measurements and Disclosures: “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” For our purposes, the measurement date was the date Layer Six Media was acquired.   We considered the face amount of the notes payable to approximate fair value.  The factors considered, include the fact, that the notes are being amortized on a monthly basis and over a relatively short period of time (e.g., one year and 3 months, respectively).  Further, as part of sensitivity analysis, we considered a range of Moody’s seasoned Corporate bond yields (Baa and Ba1) and noted a variance of approximately 1.0 percent.  Therefore, we determined that the notes payable approximate fair value.

Regarding the common stock portion, again we relied on the fair value definition contained in ASC 820, Fair Value Measurements and Disclosures.  Following are factors considered in estimating the common stock portion:

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•	Publicly-traded stock and efficient market where share prices reflect all information. Also, consistent with the fair value framework, considered both buyer’s and seller’s perspective where they have a reasonable understanding about the stock using all available information and agree on a price that is not subject to arbitrage. To the extent the transaction reasonably fits the fair value conditions (e.g., orderly transaction between independent, able, willing and knowledgeable parties acting in their own economic best interest), the price represents a credible estimate of fair value.
•	Time period to sell the shares: when faced with the decision to sell at a discount or to hold onto a security, a market-participant would choose to hold it (waiting to sell it when the market has absorbed the shares without affecting market price). That is, consideration for not only whether a buyer would pay less for a security but also whether a seller would accept a lower price. In this sense, the only price agreeable to both seller and buyer in a fair value transaction would be the fair value of the marketable security.
•	No holding period, lockup or leak-out provisions restricting the trading of shares
•	No-arbitrage argument: based on two underlying principles: 1) economically identical securities must have the same value, and 2) any mispricing of economically identical securities will lead to market participants exploiting this mispricing through an arbitrage strategy until it is resolved.
•	Blockage factors are not permitted in fair value measurement for financial reporting purpose
•	Factual stock price performance (pre/post acquisition date):
o	Stock price performance throughout a one-month period prior to date of acquisition date: range from $0.03 to $0.08 with an average price of $0.05.
o	Stock price performance throughout a one-month period after the acquisition date: range from $0.02 to $0.04 with an average price of $0.03. We recognize that information to be relied upon considers solely that was “known or knowable” as of the measurement date. However, as anecdotal evidence on market expectations, we reviewed subsequent

We considered the relevance of the aforementioned factors and assessed that using the closing price at the acquisition date was a reasonable approximation of fair value used by market participants.

15. Please explain to us in detail why you did not consider Layer Six Media to be the predecessor since it appears you succeed to substantially all of the business of Layer Six Media and your operations before the succession appear significant relative to the operations acquired. Refer to Rule 405 of Regulation C.

Response: The Company has considered the Staff’s comment. The Company does not consider Layer Six Media to be the registrant’s predecessor for financial reporting purposes. The Company considered the definition of predecessor in Rule 405 of Regulation C. Predecessor reporting is applied where the registrant succeeds to substantially all of the business of another entity and the registrants own operations

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before the succession appear insignificant relative to the operations acquired. In the context of predecessor reporting the concept of insignificance is not defined. As such the company considered the definition used in Rule 8-04 which concludes that a target is considered significant if it is over a threshold of 20% for any one of the 3 defined tests; Investment Test, Assets Test and Income Test. The Company used this information as a general guideline.

The Company considered ASC 805-10-25-5 and concluded that Layer Six was the acquired entity. However, the Company does not believe that registrant’s operations before the acquisition were insignificant relative to Layer Six. In reaching this conclusion, the Company considered the guidance provided by S-X Rule 8-04 and the income test provided to assess significance. The Company applied this test as if Layer Six had acquired the registrant. The Company applied the income test as the Company is assessing whether the registrant’s operations (income/loss) are insignificant to that of Layer Six. The Company considered the need to calculate the Layer Six income using a five-year average but determined it was not applicable. As reported in the 2017 audited financial statements, the registrant recognized a loss of $32,878. Layer Six recognized net income of $3,230 during the same period. Had Layer Six acquired the registrant, Layer Six would have concluded that the acquisition was significant based solely on the income test; and therefore the registrant’s operations are not insignificant relative to Layer Six based on this test.

In addition, the Company considered the operations from 2018 of the registrant prior to the acquisition compared to that of Layer Six prior to the acquisition. Prior the acquisition Layer Six had total assets of approximately $15,000 consisting of cash compared to the registrant with total assets of approximately $140,000 consisting of cash ($50,000), inventory ($77,000), equipment ($12,000) and immaterial other assets. Based on this comparison of assets the Company concluded that the assets of the registrant are not insignificant relative to Layer Six.

The Company then considered the general size of operations of the registrant in 2018 prior to the acquisition compared to Layer Six in 2018 prior the acquisition. Layer Six had revenue in 2018 prior to acquisition of approximately $590,000 compared to $0 for the registrant. The Company considers “operations” to be activities involved in the business for the purpose of producing value for the shareholders. The Company does not believe this is limited to revenue. Layer Six had cash used for operations of approximately $590,000 compared to the registrant who used approximately $510,000. Most of the cash used by Layer Six was for operating expenses. The registrant used cash for operating expenses but also to accumulate assets to be used in operations. The Company does recognize that the registrants revenue was insignificant compared to Layer Six prior to the acquisition. However, the definition of a predecessor is not focused solely on revenue but rather looks at a comparison of operations. When comparing overall operations the registrant’s operations are not insignificant relative to Layer Six.

Based on all these factors considered above the Company concluded that Layer Six does not meet the definition of a predecessor as defined in Rule 405 of Regulation C.

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Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Stavros Triant

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E. Mississippi Ave, Suite 315
Denver, CO 80246